Mail Stop 6010
      November 30, 2005



By U.S. Mail and Facsimile to (248) 844-1228

Mr. Stephan W. Zumsteg
Chief Financial Officer
Energy Conversion Devices, Inc.
2956 Waterview Drive
Rochester Hills, Michigan 48309

      Re:	Energy Conversion Devices, Inc.
      Form 10-K for the fiscal year ended June 30, 2005
      Form 10-Q for the quarterly period ended September 30, 2005
		File No. 1-8403

Dear Mr. Zumsteg,

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2005

Item 8 - Consolidated Financial Statements and Supplementary Data, page 43

Report  of Independent Registered Public Accounting Firm, page 43

1. We note that the report of Grant Thornton LLP on Energy
Conversion
Devices` financial statements for the years ended June 30, 2005 and
2004 appears to follow the guidance in Interpretation 15 of AU 508 when reporting on the adjustments made to the financial statements of the June 30, 2003 period which was audited by Deloitte & Touche LLP.
It is unclear why this literature is being applied in this situation, given that Interpretation 15 of AU 508 only applies in situations where prior-period audited financial statements were audited by a predecessor auditor who has ceased operations. Please advise. Your response should also explain why Grant Thornton LLP was engaged to perform the required adjustments to give effect to the discontinued operations to the June 30, 2003 financial statements as opposed to Deloitte & Touche LLP who originally reported on the financial statements for that period.

2. Additionally, we note that the report of Deloitte & Touche LLP on
Energy Conversion Devices` financial statements for the year ended June 30, 2003 contains the following additional statement in the first sentence of the introductory paragraph: "(none of which are presented herein)." This statement is confusing, because it is unclear which financial statements were audited by Deloitte & Touche
LLP and why the financial statements presented in the filing are not the financial statements audited by Deloitte & Touche LLP. Please tell us the relevant guidance in the auditing literature that was relied upon in issuing this type of audit report.

Consolidated Statements of Cash Flows, page 53

3. We note that you have reconciled net income (loss) from continuing operations before extraordinary item and cumulative effect of change in accounting principle to net cash used in operating activities. Please revise future filings to reconcile your net income (loss) to net cash used in operating activities or tell us why your current presentation is appropriate. Please refer to paragraph 28 of SFAS 95.

4. In this regard, we note that you appear to be presenting cash flows from discontinued operations all within the operating cash flows category. Please tell us how your current presentation complies with the guidance set forth in footnote 10 of SFAS 95.


Item 9A. Controls and Procedures, page 93

5. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "with the exception of the following." Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.
Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

6. Additionally, the language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by
Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).


From 10-Q for the quarterly period ended September 30, 2005

Item 4.  Controls and Procedures

7. Please revise your conclusions regarding controls and procedures for the quarterly period ended September 30, 2005 to address comments
5 and 6 above. Also please revise to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, rather than for the year ended June 30, 2005.

`````	As appropriate, please amend your June 30, 2005 Form10-K
and September 30, 2005 Form 10-Q and respond to these comments within
10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.

      								Sincerely,


								Angela Crane
								Branch Chief

??

??

??

??

Mr. Stephan W. Zumsteg
Energy Conversion Devices, Inc.
Page 4